Exhibit (a)(1)(G)

FORM OF REMINDER E-MAILS TO EMPLOYEES OF EXPIRATION TIME

To:	[E-MAIL ADDRESS]

From:	TOAdmin@sycamorenet.com

Date:	August [•], 2007

Subject:	Reminder of Expiration Time—Deadline: 5:00 p.m., Boston, Massachusetts time, on August 31, 2007

To all option holders eligible to participate in the offer to exchange eligible options as set forth in the Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007 (the “Offer”) that have not submitted an Election Form to Sycamore Networks, Inc. (“Sycamore”):

The Offer will expire at 5:00 p.m., Boston, Massachusetts time, on August 31, 2007, unless we extend the Offer.

If you decide to accept the Offer with respect to some or all of your eligible options, you must submit your Election Form in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not want to accept the Offer with respect to all of your eligible options, you may e-mail or fax us your completed Election Form indicating that you choose not to exchange your eligible options. If you do not clearly mark one of those three boxes or if you do not return the Election Form, your election will default to “Do Not Exchange Any Eligible Options” and your Eligible Options will not be exchanged to increase the exercise prices, you will not receive the related cash payments and you may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code.

This reminder is being distributed to employees eligible to participate in the Offer that have not submitted an Election Form to Sycamore.

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